Exhibit 99.2

Wi-LAN Inc.

2015 Third Quarter

Unaudited Condensed Consolidated

Financial Results

Interim Report

2015 Third Quarter Financial Results

FINANCIAL STATEMENTS

Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Revenue
Royalties	$21,438	$24,576	$76,838	$76,209

Operating expenses
Cost of revenue	16,702	17,639	52,299	46,741
Research and development	586	576	2,018	1,844
Marketing, general and administration	1,416	2,692	5,879	8,434
Foreign exchange loss	600	1,077	2,894	1,354
Total operating expenses	19,304	21,984	63,090	58,373
Earnings from operations	2,134	2,592	13,748	17,836
Investment income	90	124	331	402
Earnings before income taxes	2,224	2,716	14,079	18,238

Provision for income tax expense
Current	839	928	2,873	3,708
Deferred	556	2,163	4,177	5,337
	1,395	3,091	7,050	9,045
Net and comprehensive earnings (loss)	$829	$(375)	$7,029	$9,193

Earnings per share (Note 4)
Basic	$0.01	$(0.00)	$0.06	$0.08
Diluted	$0.01	$(0.00)	$0.06	$0.08

Weighted average number of common shares
Basic	120,790,348	120,211,493	120,678,490	119,991,276
Diluted	120,790,986	120,211,493	120,698,225	120,297,384

See accompanying notes to condensed consolidated financial statements

2015 Third Quarter Financial Results

FINANCIAL STATEMENTS

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	September 30, 2015	December 31, 2014
Current assets
Cash and cash equivalents	$94,478	$126,311
Short-term investments	1,161	1,336
Accounts receivable	4,234	2,198
Prepaid expenses and deposits	933	494
	100,806	130,339

Loan receivable	1,433	1,268
Furniture and equipment, net	1,727	1,894
Patents and other intangibles, net	154,426	146,485
Deferred tax asset	16,408	20,585
Goodwill	12,623	12,623
	$287,423	$313,194

Current liabilities
Accounts payable and accrued liabilities	$15,698	$18,915
Current portion of patent finance obligation	9,138	17,418
	24,836	36,333

Patent finance obligation	22,132	27,465
Success fee obligation	1,124	3,639
	48,092	67,437

Commitments and contingencies (Note 6)

Shareholders' equity
Capital stock (Note 4)	427,731	426,037
Additional paid-in capital	16,404	16,375
Accumulated other comprehensive income	16,225	16,225
Deficit	(221,029)	(212,880)
	239,331	245,757
	$287,423	$313,194

Subsequent event (Note 8)

See accompanying notes to condensed consolidated financial statements

2015 Third Quarter Financial Results

FINANCIAL STATEMENTS

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Cash generated from (used in)
Operations
Net earnings (loss)	$829	$(375)	$7,029	$9,193
Non-cash items
Stock-based compensation	220	502	702	1,719
Depreciation and amortization	9,848	9,046	28,078	26,187
Foreign exchange loss	480	651	1,153	651
Disposal of assets	—	(5)	—	1
Deferred income tax expense	556	2,163	4,177	5,337
Accrued investment income	(55)	(47)	(165)	(139)
Change in non-cash working capital balances
Accounts receivable	12,179	(1,701)	(2,036)	5,657
Prepaid expenses and deposits	534	(124)	(439)	(884)
Payments associated with success fee obligation	(854)	(869)	(2,999)	(3,278)
Accounts payable and accrued liabilities	(433)	1,436	(2,644)	146
Cash generated from operations	23,304	10,677	32,856	44,590
Financing
Dividends paid	(5,077)	(4,510)	(15,265)	(13,359)
Common shares repurchased under normal course issuer bid	—	(297)	(329)	(423)
Common shares issued for cash on the exercise of options	—	52	1,269	696
Common shares issued for cash from Employee Share Purchase Plan	—	—	81	89
Cash used in financing	(5,077)	(4,755)	(14,244)	(12,997)
Investing
Sale of short-term investments	—	69	—	73
Purchase of furniture and equipment	(54)	(44)	(170)	(371)
Purchase of patents and other intangibles	(36,134)	(19,219)	(49,297)	(36,327)
Cash used in investing	(36,188)	(19,194)	(49,467)	(36,625)
Foreign exchange loss on cash held in foreign currency	(400)	(651)	(978)	(651)

Net cash and cash equivalents used in the period	(18,361)	(13,923)	(31,833)	(5,683)
Cash and cash equivalents, beginning of period	112,839	138,634	126,311	130,394
Cash and cash equivalents, end of period	$94,478	$124,711	$94,478	$124,711

See accompanying notes to condensed consolidated financial statements

2015 Third Quarter Financial Results

FINANCIAL STATEMENTS

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders’ Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2013	$425,238	$14,635	$16,225	$(202,989)	$253,109

Comprehensive earnings:
Net earnings	—	—	—	9,711	9,711
Shares issued:
Stock-based compensation expense	—	2,081	—	—	2,081
Exercise of stock options	1,160	(401)	—	—	759
Sale of shares under Employee Share Purchase Plan	171	—	—	—	171
Shares repurchased under normal course issuer bid	(532)	60	—	—	(472)
Dividends declared (Note 4)	—	—	—	(19,602)	(19,602)
Balance - December 31, 2014	$426,037	$16,375	$16,225	$(212,880)	$245,757

Comprehensive earnings:
Net earnings	—	—	—	7,029	7,029
Shares issued:
Stock-based compensation expense	—	702	—	—	702
Exercise of stock options	2,056	(787)	—	—	1,269
Sale of shares under Employee Share Purchase Plan	81	—	—	—	81
Shares repurchased under normal course issuer bid (Note 4)	(443)	114	—	—	(329)
Dividends declared (Note 4)	—	—	—	(15,178)	(15,178)
Balance - September 30, 2015	$427,731	$16,404	$16,225	$(221,029)	$239,331

See accompanying notes to condensed consolidated financial statements

2015 Third Quarter Financial Results

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	NATURE OF BUSINESS

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, and licenses and otherwise enforces a range of patented technologies which are utilized in products in the communications and consumer electronics markets. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip. The Company also generates revenue by licensing patent portfolios on behalf of its partners and, if necessary, the enforcement of their patented technologies.

2.	BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014 and the accompanying notes. All inter-company transactions and balances have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements and notes for the year ended December 31, 2014.

In February 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-02 “Consolidations (Topic 810)—Amendments to the Consolidation Analysis”. The new standard makes amendments to the current consolidation guidance, including introducing a separate consolidation analysis specific to limited partnerships and other similar entities. Under this analysis, limited partnerships and other similar entities will be considered a variable-interest entity (“VIE”) unless the limited partners hold substantive kick-out rights or participating rights. The standard is effective for annual periods beginning after December 15, 2015. The Company is currently evaluating the standard and the impact, if any, on its business model and financial statements.

In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent)”, which amends ASC 820, Fair Value Measurement. The standard removes the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient and removes certain related disclosure requirements. The standard will be effective for our fiscal year beginning January 1, 2016. The Company is currently assessing the impact of this new standard.

4.	SHARE CAPITAL

The Company paid quarterly cash dividends as follows:

		2015				2014
		Per Share		Total		Per Share		Total
1st Quarter	Cdn	$0.0500	US	$5,183	Cdn	$0.040	US	$4,510
2nd Quarter		0.0525		5,005		0.040		4,339
3rd Quarter		0.0525		5,077		0.040		4,510
	Cdn	$0.1550	US	$15,265	Cdn	$0.120	US	$13,359

2015 Third Quarter Financial Results	5

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company declared quarterly dividends as follows:

		2015		2014
1st Quarter	Cdn	$0.0525	Cdn	$0.0400
2nd Quarter		0.0525		0.0400
3rd Quarter		0.0525		0.0400

On May 27, 2014, the Company received regulatory approval to make a normal course issuer bid (“NCIB”) through the facilities of the Toronto Stock Exchange. Under the NCIB, the Company was permitted to purchase up to 11,676,510 common shares. The NCIB commenced on May 29, 2014 and was completed on May 28, 2015. The Company repurchased 125,000 common shares under the NCIB during the nine months ended September 30, 2015 for a total of $329.

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Basic weighted average common shares outstanding	120,790,348	120,211,493	120,678,490	119,991,276
Effect of options	638	-	19,735	306,108
Diluted weighted average common shares outstanding	120,790,986	120,211,493	120,698,225	120,297,384

For the three and nine months ended September 30, 2015, the effect of stock options totaling 8,222,553 were anti‑dilutive (three and nine months ended September 30, 2014 – 8,689,013).

5.	FINANCIAL INSTRUMENTS

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

As of September 30, 2015, the Company held foreign exchange forward contracts with a notional value of approximately $2,500 which mature October 2015. During the nine months ended September 30, 2015, the Company recorded an unrealized foreign exchange gain of approximately $224 related to the foreign exchange forward contracts held as at September 30, 2015. The Company uses quoted market prices for similar instruments in an active market and, therefore, the foreign exchange forward contracts are classified as Level 2 in the fair value hierarchy.

Cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are short-term financial instruments whose carrying value approximates their fair value. The Company minimizes credit risk on cash and cash equivalents and short-term financial instruments by transacting with only reputable financial institutions.

The Company considers the rates used to determine the carrying value of the patent finance obligations and loan receivable to be reflective of current rates and therefore their carrying value approximates their fair value.

6.	COMMITMENTS AND CONTINGENCIES

In connection with the acquisition of certain patents and patent rights, the Company has agreed to future additional payments to the former owners of the respective patents or patent rights and contingent legal fee arrangements with certain law firms based on future revenues (as defined in the respective agreements) generated as a result of licensing the respective patents or patent portfolios. For the three and nine months ended September 30, 2015 partner royalties and contingent legal fees totaled $401 and $1,138, respectively (three and nine months ended September 30, 2014 – $1,658) of which $510 remains outstanding as at September 30, 2015.

2015 Second Quarter Financial Results	6

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

On December 16, 2013, the Company engaged the services of an external law firm to represent the Company in certain patent infringement litigations. Pursuant to this engagement, in consideration for a discounted fixed fee arrangement, the Company has agreed to pay the firm a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. As at September 30, 2015, the success fees are not yet determinable because the total proceeds have not yet been determined and therefore no amounts have been accrued.

7.	RELATED-PARTY TRANSACTION

Dr. Michel Fattouche, a member of the Company’s Board of Directors, has provided consulting services to the Company. For the three and nine months ended September 30, 2015, consulting services have totaled Nil and $100, respectively (three and nine months ended September 30, 2014 – Nil) of which Nil remains outstanding as at September 30, 2015.

8.	SUBSEQUENT EVENT

In October 2015, the Company began restructuring activities which are expected to be completed by December 2015. The restructuring is expected to result in severance costs associated with the workforce reduction in the range of $1,000 to $1,200.

The Company will also be assessing which assets it will continue to support and which areas of the business on which to continue to focus. These assessments are expected to be completed by the end of fiscal 2015 and may result in in an additional charge.

As part of the restructuring, the Company’s Board of Directors has decided to lower the annual dividend from CDN $0.21 to CDN $0.05 per share.

2015 Second Quarter Financial Results	7

Wi-LAN Inc.
303 Terry Fox Drive Suite 300
Ottawa, ON Canada
K2K 3J1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com

2015 Second Quarter Financial Results